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                                  UNITED STATES               SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION     001-14141
                             WASHINGTON, D.C. 20549          -------------------
                                                             -------------------
                                   FORM 12b-25               CUSIP NUMBER
                                                             -------------------
                           NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

                  For Period Ended:  June 30, 2005
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              [ ] Transition report on Form 10-K

              [ ] Transition report on Form 20-F

              [ ] Transition report on Form 11-K

              [ ] Transition report on Form 10-Q

              [ ] Transition report on Form N-SAR
                  For Transition Period Ended:
                                               ---------------------------------

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     NOTHING IN THIS FORM SHALL BE CONSTRUCTED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     L-3 Communications Holdings, Inc.
     L-3 Communications Corporation
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Full name of Registrant

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Former name if Applicable

     600 Third Avenue
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Address of Principal Executive Office (Street and Number)

     New York, New York 10016
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

            |  (a). The reason described in reasonable detail in Part III of
            |       this form could not be eliminated without unreasonable
            |       effort or expense
            |  (b). The subject annual report, semi-annual report, transition
            |       report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
            |       Form N-CSR, or portion thereof, will be filled on or before
       [ ]  |       the fifteenth calendar day following the prescribed due
            |       date; or the subject quarterly report on form 10-Q or
            |       subject distribution report on Form 10-D, or portion
            |       thereof, will be filed on or before the fifth calendar day
            |       following the prescribed due date; and
            |  (c). The accountant's statement or other exhibit required by Rule
            |       12b-25(c) has been attached if applicable.

            PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
            CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
            THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     L-3 Communications Holdings, Inc. and L-3 Communications Corporation
(collectively, "L-3") were unable to file their quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005 within the prescribed time period without unreasonable effort or expense. The quarterly report was due to be filed not later than 5:30 p.m., EST, on August 9, 2005. L-3 authorized the filing of its quarterly report prior to 5:30 p.m., EST, on August 9, 2005, but the filing was not received by the SEC until 5:31 p.m., EST, on August 9, 2005 and not accepted by the SEC until 5:35 p.m., EST. The quarterly report could not be filed within the prescribed time period because of unexpected difficulties in making final changes to the quarterly report. In addition, the delay resulted, in part, because of an unexpected time delay between L-3's authorization to file the quarterly report and when the quarterly report was actually filed.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

          Dan Azmon                   212                     805-5482
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            (Name)                (Area Code)            (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X]  No [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        L-3 Communications Holdings, Inc.
                         L-3 Communications Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 10, 2005                     By  /s/ Michael T. Strianese
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                                          Name:  Michael T. Strianese
                                          Title: Senior Vice President and
                                                 Chief Financial Officer